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                                                                EXHIBIT (A)(12)


FOR IMMEDIATE RELEASE


CONTACT:
C. TROY WOODBURY, JR.                   SUSAN STILLINGS
TREASURER AND CHIEF FINANCIAL OFFICER   JOELE FRANK, WILKINSON BRIMMER KATCHER
WEGENER CORPORATION                     (212) 355-4449
(770) 814-4015
FAX (770) 623-9648
INFO@WEGENER.COM


                  WEGENER ISSUES STATEMENT REGARDING RADYNE'S
                      TERMINATION OF HOSTILE TENDER OFFER


(JUNE 19, 2003) - Duluth, Georgia - WEGENER Corporation (Nasdaq: WGNR) today responded to the termination of Radyne ComStream Inc.'s (Nasdaq: RADN) unsolicited hostile cash tender offer and consent solicitation.

Robert A. Placek, chairman, president and CEO of WEGENER Corporation said, "We are extremely pleased with this outcome and thank our stockholders for their overwhelming support throughout this process. We look forward to putting this unwelcome and costly disruption behind us so that we can focus our attention on managing the business in the best interests of WEGENER's stockholders without further distraction.

Mr. Placek continued, "As we have said all along, we believe WEGENER's new products have significant commercial prospects that will deliver enhanced value to stockholders. Specifically, we believe stockholders will benefit from the continued execution of our strategic plan, including the rollout of our new iPUMP(R), MediaPlan(R) and COMPEL(R) family of products, and the introduction of our high-definition television ("HDTV") products."

ABOUT WEGENER COMMUNICATIONS

WEGENER is an international provider of digital solutions for IP data, video and audio networks. Applications include IP data delivery, broadcast television, cable television, radio networks, business television, distance education, business music, and satellite paging. COMPEL(R), WEGENER's patented network control system provides networks with unparalleled ability to regionalize programming and commercials. COMPEL(R) network control capability is integrated into WEGENER digital satellite receivers such as the revolutionary iPUMP(R) and MediaPlan(R). WEGENER can be reached at +1.770.814.4000 or on the World Wide Web at www.wegener.com.

COMPEL, MEDIAPLAN and iPUMP are registered trademarks of WEGENER
Communications, Inc. All Rights Reserved.

This news release contains forward-looking statements. The statements include those relating to revenues and earnings anticipated from the operation of the company's business plan and the introduction of a new suite of products including, but not limited to iPUMP(R), MediaPlan(R) and


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COMPEL(R). These statements are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties including, but not limited to: customer acceptance and effectiveness of the Company's new products, development of additional business for the Wegener digital and analog video and audio transmission product lines, the successful development and introduction of new products in the future, delays in the conversion by private and broadcast networks to digital broadcast equipment, acceptance by various networks of standards for digital broadcasting, general market conditions which may not improve during 2003 and beyond, and the success of Wegener's research and development efforts aimed at developing new products. Discussion of these and other risks and uncertainties are provided in detail in the Company's periodic filings with the SEC, including the Company's Annual Report on Form 10-K. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected or inferred results. Forward-looking statements speak only as of the date the statement was made. Wegener Corporation does not undertake and specifically disclaims any obligation to update any forward-looking statements.


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